FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           December 18 , 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	18th December 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about December 6, 2002

Item 3.	Press Release

December 6, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Updates Kahili-1B Flow Tests and Tabla-1 Spud Wellington, New Zealand – December 05, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the topmost 50 feet of the 120 ft upper Tariki Sandstones interval in the Kahili-1B well will continue to be flow-tested until the weekend. The well will then be shut-in for a pressure build-up survey, to enable initial reserve estimates to be made.

Item 5.	Full Description of Material Change

Indo-Pacific Updates Kahili-1B Flow Tests and Tabla-1 Spud

Wellington, New Zealand – December 05, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the topmost 50 feet of the 120 ft upper Tariki Sandstones interval in the Kahili-1B well will continue to be flow-tested until the weekend. The well will then be shut-in for a pressure build-up survey, to enable initial reserve estimates to be made.

The first 200 barrel load of condensate (light oil) was transported by road tanker from the site to Shell’s oil storage facility in New Plymouth earlier today. Further daily load outs of condensate for sale to either Shell or to Swift Energy at their Waihapa production station will be made on a daily basis for the duration of the flow test.

The condensate is a premium 52 degree API gravity, clear light oil with no significant wax or sulphur content. Condensate production continues to fluctuate, with condensate to gas ratios of up to 40 barrels of oil per million stock cubic foot of gas being recorded. In long term production through a suitable treatment station such as the Waihapa plant, significantly higher ratios of condensate may be expected.

Indo-Pacific also announces that drilling of the Tabla-1 exploration well has now commenced. Tabla-1 had reached a depth of 460 feet by 4pm on December 5. The well is situated a mile southeast of the Ngatoro oil field and three miles northwest of the Surrey-1 oil/gas discovery announced yesterday by Denver-based explorer Westech Energy.

Tabla-1 will be drilled to a depth of 6,000 feet, to test the hydrocarbon bearing potential of two reservoir targets, identified as amplitude ‘bright spots’ on 3D seismic. Potential size of Tabla, in the event of discovery, would lie in a range between that of the Goldie and Ngatoro oil fields.

Indo-Pacific, through its subsidiary companies, holds 45% and the operatorship of the Kahili project , and 5% of the Tabla project.. Both projects are situated in the onshore area of the Taranaki Basin, New Zealand.

About Indo-Pacific

Indo-Pacific Energy Ltd. is a Canadian domiciled corporation with production and extensive portfolio of exploration assets in the Taranaki Basin of New Zealand. The Taranaki Basin is a lightly-explored area with only 185 wells drilled to date. Notwithstanding the low drilling activity the prospectivity of the basin speaks for itself with approximately 455 million barrels of oil and condensate and 7 trillion cubic feet of gas reserves have been discovered. The Company also holds high-impact exploration interests in the Timor Sea and Papua New Guinea.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 18, 2002	/s/ David Bennett
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Updates Kahili-1B Flow Tests and Tabla-1 Spud

Wellington, New Zealand – December 05, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the topmost 50 feet of the 120 ft upper Tariki Sandstones interval in the Kahili-1B well will continue to be flow-tested until the weekend. The well will then be shut-in for a pressure build-up survey, to enable initial reserve estimates to be made.

The first 200 barrel load of condensate (light oil) was transported by road tanker from the site to Shell’s oil storage facility in New Plymouth earlier today. Further daily load outs of condensate for sale to either Shell or to Swift Energy at their Waihapa production station will be made on a daily basis for the duration of the flow test.

The condensate is a premium 52 degree API gravity, clear light oil with no significant wax or sulphur content. Condensate production continues to fluctuate, with condensate to gas ratios of up to 40 barrels of oil per million stock cubic foot of gas being recorded. In long term production through a suitable treatment station such as the Waihapa plant, significantly higher ratios of condensate may be expected.

Indo-Pacific also announces that drilling of the Tabla-1 exploration well has now commenced. Tabla-1 had reached a depth of 460 feet by 4pm on December 5. The well is situated a mile southeast of the Ngatoro oil field and three miles northwest of the Surrey-1 oil/gas discovery announced yesterday by Denver-based explorer Westech Energy.

Tabla-1 will be drilled to a depth of 6,000 feet, to test the hydrocarbon bearing potential of two reservoir targets, identified as amplitude ‘bright spots’ on 3D seismic. Potential size of Tabla, in the event of discovery, would lie in a range between that of the Goldie and Ngatoro oil fields.

Indo-Pacific, through its subsidiary companies, holds 45% and the operatorship of the Kahili project , and 5% of the Tabla project.. Both projects are situated in the onshore area of the Taranaki Basin, New Zealand.

About Indo-Pacific

Indo-Pacific Energy Ltd. is a Canadian domiciled corporation with production and extensive portfolio of exploration assets in the Taranaki Basin of New Zealand. The Taranaki Basin is a lightly-explored area with only 185 wells drilled to date. Notwithstanding the low drilling activity the prospectivity of the basin speaks for itself with approximately 455 million barrels of oil and condensate and 7 trillion cubic feet of gas reserves have been discovered. The Company also holds high-impact exploration interests in the Timor Sea and Papua New Guinea.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com